
07008566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66479 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BATTENKILL CAPITAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7252 MAIN STREET, P.O. BOX 2528
(No. and Street)

| MANCHESTER CENTER | VT | 05255 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GRIGSBY MARKHAM (802) 549-5400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

| 12 PARMENTER ROAD | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
DEC 3 1 2007
THOMSON FINANCIAL



**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, GRIGSBY MARKHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATTENKILL CAPITAL, INC., as of SEPTEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BATTENKILL CAPITAL, INC.

## FINANCIAL STATEMENTS

## SEPTEMBER 30, 2007

**BRACE & SUSSMAN, PLLC**

*Certified Public Accountants*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910 FAX (603) 437-3676

## Independent Auditor's Report

To the Board of Directors of
Battenkill Capital, Inc.
Manchester Center, VT

We have audited the accompanying statement of financial condition of Battenkill Capital, Inc. (the Company) as of September 30, 2007 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Battenkill Capital, Inc. as of September 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
November 27, 2007

# BATTENKILL CAPITAL, INC.

## STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2007

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 118,109 |
| Deposits with clearing organizations | 100,000 |
| Receivable from broker dealers | 41,702 |
| Receivable from customers | 463,546 |
| Prepaid expenses | 12,752 |
| Furniture and equipment, at cost less, accumulated depreciation of $58,213 | 20,749 |
| Not readily marketable securities, at estimated fair value | 25,000 |
| Security deposits | 20,846 |
| Total Assets | $ 802,704 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ 579,794 |
| Liabilities subordinated to claims of general creditors | 410,000 |
| Total Liabilities | 989,794 |
| Stockholders' Equity | |
| Common stock, no par value, 11,100 shares authorized, 10,100 issued and outstanding | 655,000 |
| Retained earnings (defecit) | (842,090) |
| Total Stockholders' Equity (Defecit) | (187,090) |
| Total Liabilities and Stockholders' Equity | $ 802,704 |

The accompanying notes are an integral part of these financial statements.

# BATTENKILL CAPITAL, INC.

## STATEMENT OF INCOME (LOSS)

## FOR THE YEAR ENDED SEPTEMBER 30, 2007

| | |
|---|---|
| Revenues: | |
| Commissions | $ 5,176,451 |
| Realized gain (loss) | (4,852) |
| Unrealized gain (loss) | (14,372) |
| Interest income | 1,770 |
| Other income | 40,408 |
| | 5,199,405 |
| Expenses: | |
| Employee compensation and benefits | 2,863,720 |
| Clearance fees, data services and brokerage expenses | 1,042,848 |
| Communications | 29,648 |
| Occupancy | 188,119 |
| Taxes, other than income taxes | 191,077 |
| Interest expense | 38,785 |
| Other expenses | 1,378,714 |
| | 5,732,911 |
| Income (Loss) Before Income Taxes | (533,506) |
| Provision for Income Taxes | 3,347 |
| Net Income (Loss) | $ (536,853) |

The accompanying notes are an integral part of these financial statements.

**BATTENKILL CAPITAL, INC.**
**STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2007**

| | | |
|---|---|---|
| Subordinated borrowings at September 30, 2006 | $ | 410,000 |
| Renewal of subordinated notes | | - |
| Subordinated borrowings at September 30, 2007 | $ | 410,000 |

The accompanying notes are an integral part of these financial statements.

BATTENKILL CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2007

| | Common Stock | Retained Defecit | Treasury Stock | Total |
|---|---|---|---|---|
| Balance at October 1, 2006 | $ 470,000 | $ (305,237) | $ - | $ 164,763 |
| Capital contributions | 185,000 | | | 185,000 |
| Net Income (Loss) | | (536,853) | | (536,853) |
| Balance at September 30, 2007 | $ 655,000 | $ (842,090) | $ - | $ (187,090) |

The accompanying notes are an integral part of these financial statements.

## BATTENKILL CAPITAL, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED SEPTEMBER 30, 2007

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | | $ (536,853) |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | $ 20,954 | |
| Realized loss on marketable securities | 4,852 | |
| Unrealized loss on marketable securities | 14,372 | |
| (Increase) decrease in operating assets: | | |
| Increase in receivable from customers | (439,732) | |
| Decrease in prepaid expenses | 12,208 | |
| Decrease in security deposits | 2,253 | |
| Decrease in receivable from broker dealers | 117,633 | |
| Increase (decrease) in operating liabilites: | | |
| Increase in accounts payable, accrued expenses | 358,941 | |
| Total adjustments | | 91,481 |
| Net cash used by operating activities | | (445,372) |
| Cash flows from investing activities | | |
| Purchase of furniture and equipment | | (3,184) |
| Proceeds from sale of marketable securities | | 113,847 |
| Net cash provided by investing activities | | 110,663 |
| Cash flows from financing activities | | |
| Capital contributions | | 185,000 |
| Net cash provided by financing activities | | 185,000 |
| Net decrease in cash | | (149,709) |
| Cash at beginning of the year | | 267,818 |
| Cash at end of the year | | $ 118,109 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | |
|---|---|
| Cash paid during the year for: | |
| Interest payments | $ - |
| Income tax payments | $ 3,347 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Noncash financing activity: Subordinated borrowings were renewed during the period.

# BATTENKILL CAPITAL, INC.

## NOTES TO FINANCIAL STATEMENTS

## SEPTEMBER 30, 2007

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business
The Company was incorporated on January 13, 2004. It serves as a broker/dealer in securities and provides investment banking services to its clients. Related commission revenue and expenses are recorded on a settlement date basis.

### Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. For the fiscal year ended September 30, 2007, depreciation expense was $20,954.

### Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Securities Transactions
The aggregate cost of the Company's cost method investments totaled $25,000 at September 30, 2007. Investments with an aggregate cost of $25,000 were not evaluated for impairment because (a) it is not practicable to estimate their fair values due to insufficient information being available and (b) management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of those investments.

### Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

### Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

BATTENKILL CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2007

**Intangibles**

The Company has adopted the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets* and therefore expensed the startup costs for financial statement purposes. For income tax purposes these costs will be amortized over 5 years.

**Commissions**

The Company receives restricted stock as part of its compensation when it raises capital for private companies. This is recorded at its fair market value as determined by management and is included in commission income. For the fiscal year ended September 30, 2007, the Company did not receive restricted stock in lieu of cash.

## NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $106,641 as of September 30, 2007, which exceeded required net capital of $38,653 by $67,988. The ratio of aggregate indebtedness to net capital at September 30, 2007 was 543.7%.

## NOTE 3- TAXES ON INCOME

The Company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Vermont levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses.

## NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. The Approximate future minimum lease payments of all non-cancelable operating leases for the next five years are as follows:

|  |  |
|---|---|
| 2008 | $ 58,048 |
| 2009 | 62,979 |
| 2010 | 37,510 |
| 2011 | 39,010 |
| 2012 | 19,887 |
| | $217,434 |

Rent expense for the office space and equipment for the fiscal year 2007 was $148,589.

## NOTE 5- CONCENTRATION OF CREDIT RISK

The Company maintains its checking account in one commercial bank. Cash in this checking account at times exceeded $100,000. The checking account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## NOTE 6- SUBORDINATED LOANS - STOCKHOLDERS

The stockholders agreed to subordinate the right to receive principal and interest to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company. The borrowings under subordination agreements at September 30, 2007, are listed in the following:

| | | |
|---|---|---|
| Subordinated notes 6.25 percent, due September 30, 2008 | $100,000 | |
| Subordinated notes 6.25 percent, due October 31, 2008 | 50,000 | |
| Subordinated notes 6.25 percent, due November 30, 2008 | 25,000 | |
| Subordinated notes 10 percent, due August 31, 2010 | 135,000 | |
| Subordinated notes 10 percent, due February 5, 2008 | | 75,000 |
| Subordinated notes 10 percent, due February 25, 2008 | 25,000 | |
| | $410,000 | |

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## NOTE 7- STOCK OPTION PLAN

The Company has a Stock Option Plan (Plan) under which employees may be granted options to purchase shares of the Company's authorized but unissued common stock. The maximum number of shares of the Company's common stock available for issuance under the Plan is 1,000 shares. As of September 30, 2007, the maximum number of shares available for future grants under the Plan is 0 shares. Under the Plan, the option exercise price is equal to the fair market value of the Company's common stock at the date of grant. Options currently expire no later than 10 years from the grant date. Proceeds received by the Company from exercises of stock options are credited to common stock and additional paid-in-capital.

## BATTENKILL CAPITAL, INC.

## NOTES TO FINANCIAL STATEMENTS (Continued)

## SEPTEMBER 30, 2007

### NOTE 7- STOCK OPTION PLAN (CONTINUED)

The Company has elected to follow APB Opinion No. 25, *Accounting for Stock Issued to Employees,* in accounting for its employee stock options. Accordingly, no compensation expense is recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the Company's common stock on the date of grant. If under Financial Accounting Standards Board Statement No. 123, *Accounting for Stock-Based Compensation*, the Company determined compensation costs based on the fair value at the grant date for its stock options; net earning s would have been reduced to the following pro forma amounts:

| | 2007 |
|---|---|
| Net earnings: | |
| As reported | $(536, 853) |
| Add: Stock-based compensation included in net income, net of related tax effects | - 0 - |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (166,670) |
| Pro forma | $(703,523) |

Additional information with respect to the Plan's stock option activity is as follows:

| | Number of Shares | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding at September 30, 2006 | 0 | $0.00 |
| Granted | 1,000 | $166.67 |
| Outstanding at September 30, 2007 | 1,000 | $166.67 |
| Options exercisable at September 30, 2006 | 0 | $0.00 |
| Options exercisable at September 30, 2007 | 1,000 | $166.67 |

# BATTENKILL CAPITAL, INC.

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED SEPTEMBER 30, 2007

BATTENKILL CAPITAL, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2007

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ (187,090) |
| Liabilities subordinated to claims of general creditors | 410,000 |
| Total nonallowable assets from statement of financial condition | (116,269) |
| Net capital before haircuts on securities positions | 106,641 |
| Haircuts on securities | - |
| Net capital | $ 106,641 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 579,794 |
| Total aggregate indebtedness | $ 579,794 |
| Percentage of aggregate indebtedness to net capital | 543.7% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ 38,653 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 38,653 |
| Excess net capital | $ 67,988 |

BATTENKILL CAPITAL, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT SEPTEMBER 30, 2007

SCHEDULE I (CONTINUED)

| | FOCUS REPORT - PART IIA QUARTER ENDED September 30, 2007 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT September 30, 2007 |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Total ownership equity from statement of financial condition | $ (183,963) | $ (3,127) | $ (187,090) |
| Additions: | | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | 410,000 | - | $ 410,000 |
| Total capital and allowable subordinated liabilities | 226,037 | (3,127) | 222,910 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 117,271 | (1,002) | 116,269 |
| Haircuts on securities | - | - | - |
| Total deductions | 117,271 | (1,002) | 116,269 |
| Net capital | $ 108,766 | $ (2,125) | $ 106,641 |

## SCHEDULE II

## BATTENKILL CAPITAL, INC.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

## SEPTEMBER 30, 2007

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

## SCHEDULE III

## BATTENKILL CAPITAL, INC.

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

## SEPTEMBER 30, 2007

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

**SCHEDULE IV**

**BATTENKILL CAPITAL, INC.**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

**SEPTEMBER 30, 2007**

Battenkill Capital, Inc., is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(ii), as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & SUSSMAN, PLLC

*Certified Public Accountants*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

**Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5**

Board of Directors
Battenkill Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Battenkill Capital, Inc., (the Company), for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Battenkill Capital, Inc. for the year ended September 30, 2007 and this report does not affect our report thereon dated November 27, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
November 27, 2007

END